Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at Glusman & Co. Law offices, “Ashdar 2000” Building, 55 Yigal Alon St., 1st Floor, Tel-Aviv, on Monday, December 26, 2016 , at 10:00 a.m. Israel time.

The Company is a Dual Company, as such term is defined in the Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2015;

2.	To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the shareholders of the Company, and to authorize the Board of Directors of the Company to determine their remuneration;

3.	To consider and act upon a proposal to re-elect the following currently serving directors of the Company: Mr. Simon Anthony-Fried, Mr.Ofir Baharav, Mr. Dagi Shahar Ben-Noon, Mr. Amit Dror, Mr. Sharon Fima, Mr. Avraham Nachmias, Mr. Itschak Shrem, Mr. Zvika Yemini, Mr. Yoel Yogev and Mr. Eliyahu Yoresh, to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders;

4.	To approve the Company's purchase of a professional liability insurance policy for the Company’s current and future directors and officers; and

5.	To amend and restate the Company’s indemnification and exculpation agreement for directors and officers of the Company.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 22, 2016 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

A form of proxy for use at the Meeting is attached to the Proxy Statement, and has been sent to the American Depositary Share (“ADS”) holders together with return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than December 26, 2016, at 6:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than December 26, 2016, at 6:00 a.m, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 4760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Itzhak Shrem

Chairman of the Board of Directors

November 21, 2016

NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

December 26, 2016

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Monday, December 26, 2016, at 10:00 a.m. (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 0.1 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Monday, January 2, 2017, at 10:00 a.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), each of Proposals 2 through 3 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Israeli Companies Law, each of Proposals 4 through 5 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 4 and 5 whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposals as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

PROPOSAL 1

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2015 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2015

The Company’s financial information for the year ended December 31, 2015 is available on the Company’s website at the following address: http://investors.nano-di.com/Cache/1001213391.PDF?O=PDF&T=&Y=&D=&FID=1001213391&iid=4668794

The contents of the Company’s website are not part of this proxy.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2015.

This agenda item will not involve a vote by the shareholders.

PROPOSAL 2

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the appointment of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the Company’s shareholders.”

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority.

The Board of Directors recommends that the shareholders vote FOR on the above proposal.

PROPOSAL 3

RE-ELECTION OF DIRECTORS

The Board of Directors has nominated Mr. Simon Anthony-Fried, Mr.Ofir Baharav, Mr. Dagi Shahar Ben-Noon, Mr. Amit Dror, Mr. Sharon Fima, Mr. Avraham Nachmias, Mr. Itschak Shrem, Mr. Zvika Yemini, Mr. Yoel Yogev and Mr. Eliyahu Yoresh for re-appointment as directors to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of the nominee listed below.

All director candidates have attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

All director candidates will continue to be party to that certain indemnification agreement and exemption agreement with the Company in the forms of indemnification letter and exemption letter previously approved by the shareholders on June 12, 2014, or an indemnification or exemption letter as approved by the shareholders from time to time, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

In addition, with their appointment all director candidates shall be entitled, for their services as directors, to a remuneration according to the "Fixed Amount" according to the Companies Regulations (Rules regarding Remuneration and Expenses of an Outside Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000.

As required by the Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below.

Mr. Simon Anthony-Fried

Mr. Simon Fried has served as our Chief Marketing Officer and a director since August 2014. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Mr. Ofir Baharav

Mr. Ofir Baharav has served on our board of directors since November 2015. Mr. Baharav is currently a partner in Stratus Venture Group, and has served in a range of senior roles in the 3D printing industry. From April 2014, until December 2015, Mr. Baharav served as the Vice President of Product Portfolio for Stratasys Ltd. In 2005, Mr. Baharav co-founded XJet Ltd. and served as its Chief Executive Officer from April 2007 until November 2013. Mr. Baharav is named on over 10 software and hardware patents and holds an M.B.A. from the Warwick Business School in Coventry, England.

Mr. Dagi Shahar Ben-Noon

Mr. Dagi Shahar Ben-Noon has served as its Chief Operating Officer and a director since August 2014. Mr. Ben-Noon is a mechanical engineer with extensive experience designing equipment for military and civilian applications. His areas of expertise include plastics, medical devices, communications systems, print technology and more. Mr. Ben-Noon has significant experience with product progress from the development stage through mass production. He was employed at Rotel Product Engineering Ltd. as a Mechanical Designer from 2005 to 2006, at Polycad Industries (1989) Ltd. as an R&D Engineer from 2006 to 2008 and at Silynex Communications Inc. as an R&D Mechanical Team Leader from 2008 to 2012. Mr. Ben-Noon holds a B.Sc. Mechanical Engineering from the Ben-Gurion University.

Mr. Amit Dror

Mr. Amit Dror has served as our Chief Executive Officer and director since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its Chief Executive Officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

Mr. Sharon Fima

Mr. Sharon Fima has served as our Chief Technology Officer and a director since August 2014. Mr. Fima is a print technology development expert with many years in advanced R&D management positions. Including digital printing technology, inkjet technology, 3D printer production and nano-silver ink development. His past positions include advanced research and development management at HP Indigo as the Integration Team Manager from 1999 to 2008, and in Xjet as the Production Manager from 2008 to 2009 and as an Integration R&D Manager from 2009 to 2013.

Mr. Abraham Nahmias

Mr. Abraham Nahmias has served on our board of directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias-Grinberg C.P.A (Isr.) since 1985. Mr. Nehemias currently serves as a director in the following companies: Orad Ltd. (since 2012), Allium Medical Solutions Ltd. (since 2014) and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University, and is a certified public accountant in Israel.

Mr. Itschak Shrem

Mr. Itschak Shrem has served on our board of directors as Chairman since April 2014. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a Partner of Pitango Funds I, II and III. In 1991, Mr. Shrem founded Dovrat Shrem Ltd, an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including Chief Operating Officer and was responsible for capital markets and insurance businesses. Mr. Shrem has been the Chairman of the Board of BreedIT Corp. since December 31, 2013. He has been a Director of Eden Spring Ltd. since October 2010. Mr. Shrem serves as a Director of Globe Oil Exploration Limited. He serves on the boards of a number of high-profile public institutions, including the Tel-Aviv Sourasky Medical Center, and the Weizman Institute. From 1991 to 2010, Mr. Shrem served as the Chairman of Leader Holdings and Investments Ltd. and Polar Communications Ltd., both TASE-listed companies engaged in investment banking and venture capital. Since 2004, Mr. Shrem has served as the Chairman of Sphera Funds Management Ltd. He served as a Director of Ormat Industries Ltd. from 2012 to 2015. He served as a Director of Retalix Ltd. from January 2008 to 2012. Mr. Shrem holds a B.A in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University, Israel.

Mr. Zvi Yemini

Mr. Zvi Yemini has served on our board as an independent director since January 2015. Mr. Yemini founded ZAG Industries Ltd., in 1987 and served as its Chief Executive Officer until 2000, and as its chairman until 2006. Mr. Yemini has over 25 years of industry experience. He also co-founded Hydro Industries Ltd. in 2002 and served as its Chairman of the Board of Directors from 2002 to 2011. Since 2011, Mr. Yemini has also served as the Chairman of the Board of Directors of Shenkar Design College. From 2002 through December 2015, Mr. Yemini served as the Chairman of the Board of Directors of the Tel-Aviv Trade Fairs & Convention Center. Mr. Yemini holds a B.A in Industrial Engineering from the Technion Israel Institute of Technology and an Executive M.B.A. from Tel Aviv University and a M.A. in Marketing from Baruch College in New York.

Mr. Yoel Yogev

Mr. Yoel Yogev has served on our board of director since March 2014. Mr. Yogev has been the Chairman and Chief Executive Officer of El-Gev Electronics Ltd. since 1987. Mr. Yogev has served as the Chief Executive Officer of BreedIT Corp. since October 2013. Mr. Yogev has served as the Chairman of the board of directors of BreedIT Ltd. from January 2014 until August 2015. Mr. Yogev earned a B.Sc. in Electrical Engineering from the Technion Israel Institute of Technology.

Mr. Eli Yoresh

Mr. Eli Yoresh has served on our board since April 2014. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Asia Development (A.D.B.M) Ltd. (TASE:ASDV), and since September 20, 2013 as a director at Proteologics Ltd. (TASE:PRTL). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as a director at Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, and as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. He holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to re-appoint Mr. Simon Anthony-Fried, Mr.Ofir Baharav, Mr. Dagi Shahar Ben-Noon, Mr. Amit Dror, Mr. Sharon Fima, Mr. Avraham Nachmias, Mr. Itschak Shrem, Mr. Zvika Yemini, Mr. Yoel Yogev and Mr. Eliyahu Yoresh as directors of the Company until the next Annual General Meeting of the Company’s shareholders or until his successor has been duly appointed”.

The election of each director shall be voted separately.

The appointment of all director candidates, as mention above, as directors requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 4

APPROVAL OF THE COMPANY’S PURCHASE OF A PROFESSIONAL LIABILITY INSURANCE POLICY FOR THE COMPANY’S CURRENT AND FUTURE DIRECTORS AND OFFICERS

Following the approvals of the Company’s Compensation Committee and the Board of Directors, it is proposed to approve the purchase by the Company of a professional liability insurance policy for its current and future directors and officers, who shall be appointed from time to time (the “Insurance Policy”).

The Insurance Policy shall be valid for a period of three years beginning on the day of approval by the Company’s shareholders. The Insurance Policy shall be subject to the following: the annual premium of the Insurance Policy may not exceed a total of $100,000, and maximum coverage amount under such policy may not exceed $30 million.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the purchase of the Insurance Policy”.

The purchase of the Insurance Policy requires the affirmative vote of a Special Majority.

The Board of Directors recommends a vote FOR on the above proposal.

PROPOSAL 5

TO AMEND AND RESTATE THE COMPANY’S INDEMNIFICATION AND EXCULPATION AGREEMENT

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officer, subject to certain conditions and limitations.

In light of the Company’s interest in continuing to attract and retain highly qualified directors and officers, our Compensation Committee and Board of Directors believe that it is in the best interest of the Company and its shareholders to amend and restate the Company’s existing indemnification and exculpation agreements (which are currently separate agreements) to reflect current best practices. The proposed Form of Indemnification and Exculpation Agreement (one combined agreement) is attached hereto as Annex A.

Following the approvals of the Compensation Committee and the Board of Directors, it is proposed to approve the Form of Indemnification and Exculpation Agreement in the form attached hereto as Annex A.

The shareholders of the Company will be requested to adopt the following resolutions at the Meeting:

“RESOLVED, to approve the Form of Indemnification and Exculpation Agreement in the form attached hereto as Annex A.”

To amend and restate the Company’s indemnification and exculpation agreement requires the affirmative vote of a Special Majority.

The Board of Directors recommends a vote FOR on the above proposals.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 21, 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 21, 2016, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

Annex A

Form of

Indemnification Agreement

This Indemnification Agreement (this "Agreement") is made as of ___________, 2016, by and between Nano Dimension Ltd., a company organized and existing under the laws of Israel (the "Company") and ____________ I.D. No / Passport No ____________ ("Indemnitee").

WHEREAS, the Company desires to attract and retain qualified directors and officers and to provide them with protection against liability and expenses incurred while acting in that capacity; and

WHEREAS, Indemnitee is director or officer of the Company; and

WHEREAS, in order to induce Indemnitee to serve as a director or officer of the Company, the Company agrees to indemnify Indemnitee upon certain occurrences, all under the terms of this Agreement.

Now, therefore, the parties agree as follows:

1.	Indemnity. The Company hereby agrees, subject to the limitations set forth in this Agreement and to applicable law:

To indemnify Indemnitee to the greatest extent possible under applicable law against any liability or expense in respect of any acts or omissions of Indemnitee in his capacity as a director or officer of the Company, as follows:

(i) a financial obligation imposed on Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii) reasonable litigation expenses, including attorneys' fees, expended by Indemnitee or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in any criminal proceeding of a crime which does not require proof of mens rea (criminal intent) in which the Indemnitee is convicted, or due to an investigation or a proceeding conducted against him by an authority authorized to conduct an investigation or a proceeding, pursuant to which no indictment was filed against him and no monetary liability was imposed on him as an alternative to a criminal proceeding, or due to an investigation or a proceeding conducted against him by an authority authorized to conduct an investigation or a proceeding, pursuant to which no indictment was filed against him but a monetary liability was imposed on him as an alternative to a criminal proceeding, for a crime which does not require a finding of mens rea (criminal intent) (collectively referred to hereinafter as a "Claim");

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(iii) a payment which Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), if applicable, and expenses that Indemnitee incurs in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

(iv) any other obligation or expense in respect of which it is permitted or will be permitted under the Companies Law, 5759-1999, to indemnify an officer or director, subject to and in accordance with all applicable law.

The above indemnification will also apply to any action taken by the Indemnitee in his capacity as a director and/or officer of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in his capacity as a director, officer or observer at board of directors’ meetings, of a company not controlled by the Company but where his appointment as a director, officer or observer results from the Company’s holdings in such company (“Affiliate”).

2.	General Limitations on Indemnity. If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid. Indemnitee’s obligation to reimburse the Company for any advance expenses or other sums paid hereunder shall be unsecured and no interest shall be charged thereon.

3.	Limitations on Indemnity.

3.1.       The Company undertakes to indemnify Indemnitee, with respect to Section 1(i) above, and in accordance with the terms of this Agreement up to a total amount that will not exceed the lower amount of one of (a) 25% of the company's equity, according to the recent financial statements of the company as of the time of the indemnification payment. (b) US$1,000,000 (One Million United States Dollars)]. Under the circumstances of indemnification of Indemnitee as set forth in this Agreement.

3.2.       Indemnitee shall not be entitled to indemnification under Section 1, for financial obligations imposed arising from any of the following: (i) a breach of the duty of fiduciary by Indemnitee, except, to the extent permitted by law, for a breach of the duty of fiduciary by the Indemnitee to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, Subsidiary or Affiliate, as applicable; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly, except if it was done in negligence only; or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee (excluding a fine or monetary penalty imposed pursuant to the conviction of a crime which requires proof of mens rea (criminal intent)); or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than (a) by way of defense or by way of third party notice in connection with claim brought against the Indemnitee, or (b) in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by Indemnitee, which approval shall not be unreasonably withheld.

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3.3.       The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that Indemnitee will not be entitled to payment from the Company for amounts which Indemnitee has actually obtained under the D&O Policy.

3.4.       Subject to the provisions of this Section 3, the indemnification hereunder will, in each case, cover all sums of money that the Indemnitee will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

3.5.       The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder. Such reimbursement shall not exceed the amount the Company has paid to the Indemnitee.

4.	Limitation of Categories of Claims. The indemnification pursuant to Section 1(i) above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Company's Board of Directors to be foreseeable at the date hereof:

4.1.       The offering of securities by the Company and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

4.2.       Occurrences in connection with investments in or by the Company and/or Subsidiary and/or Affiliate in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by the Indemnitee in the name of the Company and/or Subsidiary and/or Affiliate as a director, officer, employee and/or board observer of the corporation which is the subject of the transaction and the like;

4.3.       The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company and/or Subsidiary and/or Affiliate;

4.4.       Actions in connection with the merger of the Company and/or any Subsidiary and/or any Affiliate with or into another entity;

4.5.       Actions in connection with the sale of the operations, assets and/or business, or part thereof, of the Company and/or Subsidiary and/or Affiliate;

4.6.       Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, licensing or acquisition of rights in products, assets or technologies of other persons or legal entities, and the sale, licensing or grant of license in the same to other persons or legal entities, and the division or consolidation thereof;

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4.7.       Actions taken in connection with labor relations and/or employment matters (including employment-related benefits) in the Company and/or Subsidiary and/or Affiliate and trade relations of the Company and/or Subsidiary and/or Affiliate, including with employees, independent contractors, customers, suppliers and various service providers;

4.8.       Actions in connection with the developing, testing and manufacturing of products (including a third party’s products, solutions and technologies) by the Company and/or Subsidiary and/or Affiliate or in connection with the distribution, sale, license or use of such products, solutions or technologies, and management of projects whether of the Company and/or Subsidiary and/or affiliate and/or any third party;

4.9.       Actions relating to the promotion, offering and/or support of the products, solutions and technologies in the fields of operation of the Company, any of its Subsidiaries or Affiliates as shall exist from time to time.

4.10.     Actions taken in connection with the intellectual property of the Company and/or Subsidiary and/or Affiliate and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property or any claim or demand made for actual or alleged infringement, misappropriation, or misuse of any third party's intellectual property rights by the Company, its Subsidiaries or Affiliates, including without limitation confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, and misappropriation of ideas by the Company, its Subsidiaries or Affiliates;

4.11.     Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or Subsidiary and/or Affiliate, that have been decided upon, whether such policies and procedures are published or not, and actions relating to the operations and management of the Company and/or of any Subsidiaries and/or Affiliates.

4.12.     Occurrences resulting from the Company’s and/or Subsidiary’s and/or Affiliate’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in the U.S. or elsewhere;

4.13.     Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company and\or Subsidiary and/or any Affiliate.

4.14.     Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company or its Subsidiaries or its Affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

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4.15.     Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

4.16.     Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company or the party making such claim (including any transaction with directors or officers of the Company or any controlling shareholder of the Company).

4.17.     Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company and\or Subsidiary and/or Affiliate, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any federal, state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

4.18.     Any actions or decisions relating to insurance matters and/or risk management of the Company.

4.19.     The filing of a report and/or announcement required by the Companies Law and/or any securities law which is applicable or may be applicable to the Company from time to time, including the U.S. Securities Laws, including the regulations pertaining to these laws, the Israeli Securities Law - 1968, and/or according to rules and/or regulations adopted by the NASDAQ or any other stock exchange and/or securities market and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement, and/or actions relating to tender offers of the Company, including actions relating to delivery of opinions in relation thereto.

4.20.     Any decision regarding a distribution, as defined in the Companies Law, including a distribution pursuant to a court order, and/or repurchase of shares or returns of capital or loans of the Company.

4.21.     Any actions in connection with the change in the Company's structure and/or a reorganization of the Company, including any arrangement between the Company and its shareholders and/or creditors according to the Companies Law, and/or any decision relating to these issues including, but not limited to, a change in the Company's capital, the establishment of subsidiaries and/or their liquidation or sale, and/or all allotments or distributions.

4.22.     Approval of corporate actions, including the approval of acts of the Company's management, its guidance and its supervision.

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4.23.     Any claim or demand made in connection with any expression of opinion or saying made in good faith during the course of performance of duties and in connection with the performance of duties, including during meetings of the board of directors or committees of the Company;

4.24.     Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity (in Israel or abroad), including the Office of the Chief Scientist or the Investment Center of the Israeli Ministry of Industry and Commerce, the Israeli Antitrust Authority or the Israel Securities Authority, or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company and/or Subsidiary, or any of their respective businesses or operations.

4.25.     Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, for damages, losses or personal injuries related to such products.

4.26.     Any claim or demand made in connection with any preparation or formulation of work plans, including pricing, marketing, distribution, instructions to employees, customers and suppliers, and collaboration with competitors.

4.27.     Any acts in regard of invasion of privacy, participation and/or non-participation at Board meetings and/or voting and/or abstention from voting at Board meetings, approval of corporate actions, claims of failure to exercise business judgment.

4.28.     Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business.

4.29.     Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

4.30.     Decisions and/or actions relating to environmental compliance, including pollution, contamination and hazardous materials.

4.31.     Granting of liens on Company assets and granting guarantees on behalf of the Company.

4.32.     Claims in connection with publishing or providing any information, including any filings with governmental authorities in the U.S., Israel and elsewhere, on behalf of the Company, in the circumstances required under applicable laws.

4.33.     Claims in connection with the preparation, approval or providing of any annual or quarterly financial statements, profit and loss statements, balance sheets and similar financial information or forecasts.

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4.34.     Any of the forgoing actions or decisions relating or otherwise applicable to any Subsidiary or Affiliate of the Company.

4.35.     Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.

5.	Expenses; Indemnification Procedure. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable (“Time of Indebtedness”), and with respect to items mentioned in Section 1(ii) above, even prior to a court decision, but has no duty to advance payments in less than twenty (20) days (but in any event not later than thirty (30) days) following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company, if such proceedings are concluded in such manner that would not have entitled the Indemnitee to indemnification under Section 1 above. Additionally, the Company shall make available to Indemnitee any securities and/or guarantees which Indemnitee will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on Indemnitee's assets.

6.	Notification and Defense of Claim. If any Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

6.1.       The Indemnitee shall promptly notify the Company of any legal proceedings initiated and of all possible or threatened legal proceedings without delay following first becoming aware thereof, and the Indemnitee shall deliver to the Company, or to such person as it shall advise, without delay all documents received in connection with these proceedings. Similarly, the Indemnitee must advise the Company on an ongoing and current basis concerning all events which the Indemnitee suspects may give rise to the initiation of legal proceedings against the Indemnitee. Notice to the Company shall be directed to the Chief Executive Officer with a copy to the General Counsel and the Chief Financial Officer of the Company as per Section 19 hereof, or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Board and the other addressees.

6.2.       The Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ its own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless: (i) the Company shall not have assumed the defense of the Claim, or (ii) the named parties to any such action (including any impleaded parties) include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between Indemnitee and the Company, in either of which events reasonable fees and expenses of such counsel to Indemnitee shall be borne by the Company. However, in no event will the Company be obligated to pay the fees or expenses of more than one firm of attorneys representing Indemnitee in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances. For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in Indemnitee’s name or to agree to a plea-bargain in his name without his prior written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without Indemnitee’s prior written consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee’s consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Agreement and/or pursuant to law and further provided that any such settlement or arrangement does not impose on Indemnitee any liability or limitation.

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6.3.       The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent. Indemnitee shall give the Company such information and cooperation as may be required.

6.4.       The Indemnitee will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that the Indemnitee will not be required to pay the same or to finance the same himself.

7.	Subrogation. In the event of payment under this Agreement from Company to Indemnitee, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

8.	Primacy of Indemnification. The Company hereby acknowledges that Indemnitee has or may have certain rights to indemnification, advancement of expenses and/or insurance provided by the Indemnitee or by the party or parties who appointed the Indemnitee and certain of such party's affiliates (collectively, the “Appointing Party”). The Company hereby agrees, with respect to Indemnitee's right to indemnification pursuant hereto: (i) that the Company is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Appointing Party or its (or the Indemnitee's) insurer to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that, subject to the provisions hereof, the Company shall be required to advance the full amount of expenses incurred by Indemnitee and indemnifiable hereunder and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the Company’s Articles Association (or any agreement between the Company and Indemnitee) all subject to the provisions hereof, without regard to any rights Indemnitee may have against the Appointing Party or its (or the Indemnitee's) insurer, and, (iii) that the Company irrevocably waives, relinquishes and releases the Appointing Party or its (or the Indemnitee's) insurer from any and all claims against the Appointing Party or its (or the Indemnitee's) insurer for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Appointing Party or its (or the Indemnitee's) insurer on behalf of an Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Appointing Party or its (or the Indemnitee's) insurer shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and the Indemnitee agree that the Appointing Party or its (or the Indemnitee's) insurer are express third party beneficiaries of the terms hereof.

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9.	Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses actually or reasonably incurred by Indemnitee in connection with a Claim or Claims, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses to which Indemnitee is entitled.

10.	Other Indemnification. Except to the extent provided in Section 8 above, the Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts, which are in excess of the amount paid to Indemnitee pursuant to such policy or agreement and other than a deductible payable by the Indemnitee under an insurance policy or indemnification agreement.

11.	Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with a Claim or Claims actually indemnified hereunder by the Company.

12.	Non-Exclusivity. The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period hereunder the rights of the then existing directors and officers are more favorable to such directors or officers than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

13.	Exemption. The Company hereby exempts Indemnitee, to the fullest extent permitted by law, from any liability, or any part of liability, for damages caused as a result of a breach of his duty of care to the Company, provided that in no event shall he be exempt with respect to any actions listed in Section 3.2 above.

14.	Post Factum Indemnification. It is hereby clarified that nothing in here shall limit the Company’s right to indemnify the Indemnitee post factum, for any and all amounts or events, without limitation.

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15.	Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. If such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16.	Termination of Services. For the avoidance of doubt, the Company will indemnify Indemnitee even if at the relevant Time of Indebtedness Indemnitee is no longer a director or officer of the Company or of a Subsidiary or a director, officer and/or board observer of an Affiliate, as applicable, provided, that the obligations are in respect of actions taken by the Indemnitee while serving as a director, officer and/or board observer, as aforesaid, and in such capacity.

17.	Attorneys' Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys' fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

18.	Further Assurances. The parties will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as may be reasonably required for the purpose of giving effect to this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary, if for the validation of any of the undertakings in this Agreement any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

19.	Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

20.	Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes and cancels all prior agreements, proposals, representations and communications between the parties regarding the subject matter hereof. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

21.	Binding Effect; No Assignment. This Agreement shall be binding upon Indemnitee and the Company, their successors and assignees, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assignees and to the benefit of the Company, its successors and assignees. Indemnitee shall not assign or otherwise transfer his rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void.

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22.	Governing Law; Jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Israel, without regard to their rules of conflict of laws, and any dispute arising from or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

23.	Construction. The undertakings of the parties pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law that is not dispositive or which cannot be amended, the provision of law shall prevail but the same shall not impair or derogate from the validity of the other provisions hereunder.

24.	Counterpart Signatures. This Agreement may be executed in counterparts, both of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that two parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or PDF transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or PDF signature page were an original thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Nano Dimension Ltd.

Name:	_________________	_________________
Title:	_________________

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NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Amit Dror, Chief Executive Officer, Mrs. Yael Sandler, VP of Finance and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the 2016 Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) to be held at the offices of the Company's counsels (Glusman & Co.) at "Ashdar 2000" Building, 55 Yigal Alon St., 1st Fl., Tel Aviv, Israel, on December 26, 2016, at 10:00 am (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

December 26, 2016

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.       To re-appoint Somekh Chaikin (a member of KPMG Global) as the Company's independent registered public accounting firm until the next annual meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.           To re-elect ten (10) members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, and approve their remuneration terms as follows:

a.	To re-elect Mr. Simon Anthony-Fried to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To re-elect Mr. Ofir Baharav to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To re-elect Mr. Dagi Ben-Noon to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To re-elect Mr. Amit Dror to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To re-elect Mr. Sharon Fima to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

f.	To re-elect Mr. Avraham Nachmias to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

g.	To re-elect Mr. Itschak Shrem to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

h.	To re-elect Mr. Zvika Yemini to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

i.	To re-elect Mr. Yoel Yogev to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

j.	To re-elect Mr. Eliyahu Yoresh to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

3.           To approve the Company's purchase of a professional liability insurance policy for the Company’s current and future directors and officers.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

3a. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of this proposal.

☐           YES

4.	To amend and restate the Company’s indemnification and exculpation agreement for directors and officers of the Company.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

4a. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in the approval of this proposal.

☐           YES

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2016
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2016
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.